UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Teledyne Technologies Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

879360 10 5

(CUSIP Number)

Singleton Group LLC

3419 Via Lido, #630

Newport Beach, CA 92663

(310) 207-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879360 10 5	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Singleton Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 879360 10 5	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christina Singleton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 879360 10 5	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William W. Singleton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 879360 10 5	13G	Page 5 of 8 Pages

This Amendment No. 2 to Schedule 13G (this “Amendment”) is being filed to amend and supplement the statement on Schedule 13G initially filed on April 21, 2000, as amended by Amendment No. 1 to Schedule 13G filed on August 17, 2007 (collectively, the “Schedule 13G”) by the Singleton Group LLC, William W. Singleton, Donald E. Rugg and Caroline W. Singleton as to the initial Schedule 13G and Christina Singleton Mednick as to Amendment No. 1, relating to beneficial ownership of shares of common stock of Teledyne Technologies Incorporated (such stock, the “Common Stock”). Only those items which are specifically included below are being amended or supplemented by this Amendment. Items in the Schedule 13G not listed below remain unchanged from the last filed amendment to Schedule 13G. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13G.

This Amendment is being filed as a final amendment to reflect a change in ownership percentage by the Reporting Persons as a result of the distribution of the assets, including the Common Stock, of Singleton Group, LLC on March 4, 2019 in connection with the ultimate dissolution of Singleton Group, LLC. This statement is being filed jointly by the Reporting Persons pursuant to the joint filing agreement dated August 17, 2007 incorporated by reference to the joint filing agreement filed as Exhibit 99.2 to the Schedule 13G/A filed by the Reporting Persons on August 17, 2007.

Item 1.

(a)	Name of Issuer

Teledyne Technologies Incorporated

(b)	Address of Issuer’s Principal Executive Offices

1049 Camino Dos Rios, Thousand Oaks, California 91360

Item 2.

(a)	Name of Person Filing

This statement is filed by the Singleton Group LLC, Christina Mednick and William W. Singleton. Each of the foregoing is referred to as a “Reporting Person” and collectively the “Reporting Persons.” Christina Singleton and William W. Singleton are each a manager of the Singleton Group LLC.

(b)	Address of the Principal Office or, if none, residence

The address of each of the Reporting Persons is c/o Singleton Group LLC, 3419 Via Lido, #630 Newport Beach, CA 92663.

(c)	Citizenship

The Singleton Group LLC is a limited liability company formed under the laws of Delaware. Christina Singleton and William W. Singleton are citizens of the United States

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

879360 10 5

CUSIP No. 879360 10 5	13G	Page 6 of 8 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: After giving effect to the distribution of the assets of the Singleton Group, LLC, including the shares of common stock by Teledyne Technologies Incorporated on March 4, 2019, Singleton Group LLC and Christina Singleton and William W. Singleton, as Managers of Singleton Group LLC, are beneficial owners of 0 shares of Common Stock, which constitutes zero percent of the outstanding Common Stock.

(b)	Percent of class: 0%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0 shares of Common Stock

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 0 shares of Common Stock

	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

CUSIP No. 879360 10 5	13G	Page 7 of 8 Pages

Item 8.	Identification and Classification of Members of the Group.

Christina Singleton and William W. Singleton are managers of Singleton Group LLC and may be considered members of a group with the Singleton Group LLC.

Item 9.	Notice of Dissolution of Group.

This Amendment is being filed as a final amendment to reflect a change in ownership percentage by the Reporting Persons as a result of the distribution of the assets, including the Common Stock, of Singleton Group, LLC on March 4, 2019 in connection with the ultimate dissolution of Singleton Group, LLC.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 879360 10 5	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2019		Singleton Group LLC, a Delaware limited liability company

	By:	/s/ William W. Singleton
William W. Singleton, Manager

Christina Singleton

/s/ Christina Singleton
Christina Singleton

William W. Singleton

/s/ William W. Singleton
William W. Singleton